SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                               (AMENDMENT NO. 7)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Interstate Bakeries Corporation
 -----------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   46072310
-----------------------------------------------------------------------------
                                      --
                                (CUSIP Number)

    J. M. Neville, Vice President, General Counsel, and Assistant Secretary,
                                Ralston Purina
  Company, Checkerboard Square, St. Louis, MO 63164  Telephone (314) 982-1266
  -----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               October 13, 1997
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box  [    ].

Check  the  following  box  if  a  fee  is being paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.          NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Ralston  Purina  Company
     IRS  Identification  No.  43-0470580
-----------------------------------------

2.          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     (a)  [x]  (See  Item  2  of  Schedule  13D)
-----------------------------------------
3.          SEC  USE  ONLY
-----------------------------------------
4.          SOURCE  OF  FUNDS

     OO
-----------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[    ].
-----------------------------------------
6.          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Missouri
-----------------------------------------
  Number  of                    7.   SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned                    15,923,077  (See  Item 5 of Schedule 13D)
  by  Each  Reporting          ------------------------------------------------
  Person  With                  8.    SHARED  VOTING  POWER
                                     -0-
                               ------------------------------------------------
                                9.   SOLE  DISPOSITIVE  POWER
                                     15,923,077  (See  Item  5  of  Schedule
                                                  13D)
                               ------------------------------------------------

                               10.   SHARED  DISPOSITIVE  POWER
                                    -0-
                               ------------------------------------------------

11.          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
             PERSON
              15,923,077  (See  Item  5  of  Schedule  13D)
             ------------------------------------------------

12.          CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
[    ].
-----------------------------------------
13.          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
             43.49%
-----------------------------------------
14.          TYPE  OF  REPORTING  PERSON
             CO
-----------------------------------------

1.          NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     VCS  Holding  Company
     IRS  Identification  No.  43-1379066
-
-----------------------------------------

2.          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     (a)  [x]  (See  Item  2  of  Schedule  13D)
-----------------------------------------
3.          SEC  USE  ONLY


-----------------------------------------
4.          SOURCE  OF  FUNDS

     OO
-----------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[    ].

-----------------------------------------
6.          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Delaware
-----------------------------------------
  Number  of                    7.   SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned                    15,923,077  (See  Item 5 of Schedule 13D)
  by  Each  Reporting                -----------------------------------------
  Person  With                  8.   SHARED  VOTING  POWER
                                    -0-
                                     -----------------------------------------
                                9.   SOLE  DISPOSITIVE  POWER
                                     15,923,077  (See  Item  5  of  Schedule
                                                  13D)
                                     ------------------------------------------

                               10.  SHARED  DISPOSITIVE  POWER
                                   -0-
                                   -------------------------------------------

11.           AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
              PERSON

              15,923,077  (See  Item  5  of  Schedule  13D)
              ------------------------------------------------------------
12.          CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
[    ].
-----------------------------------------
13.          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

              43.49%
             -----------------------------------------
14.          TYPE  OF  REPORTING  PERSON

     CO
-----------------------------------------

                          RALSTON PURINA COMPANY AND
                              VCS HOLDING COMPANY
                  Statement pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934
                        -------------------------------


Item  1.  Security  and  Issuer.
          ---------------------

Item  1  of  Schedule  13D  is  amended,  in  pertinent  part,  as  follows:

This Amendment No. 7 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; Amendment No. 5 thereto, which was filed on November 7, 1996; and Amendment No. 6 thereto, which was filed on August 8, 1997. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the
Schedule  13D.

Item  5.  Interest  in  Securities  of  the  Issuer.
          -----------------------------------------

     Item  5  of  Schedule  13  D  is  amended, in pertinent part, as follows:

William P. Stiritz, Chairman of the Board of Ralston, beneficially owns 22,250 shares of the outstanding Common Stock of the Issuer. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 22,250 of such shares.

On October 3, 1997, in an open market transaction, Mr. Stiritz sold 420,000 shares of the outstanding Common Stock of the Issuer he beneficially owned and 130,000 shares of Common Stock of the Issuer he beneficially owned with his wife, Susan Stiritz, at a sale price of $71.00 per share.

On October 6, 1997, in an open market transaction, Mr. Stiritz sold the remaining 12,800 shares of the outstanding Common Stock of the Issuer of which he was beneficial owner with his wife, Susan Stiritz, at a sale price of $71.93 per share.

On October 6, 1997, Mr. Stiritz made a cashless exercise of an option to purchase 10,000 shares of the outstanding Common Stock of the Issuer, at $37.00 per share, pursuant to an Award Notice and Non-Qualified Stock Option Agreement dated September 24, 1996. The net number of shares Mr. Stiritz received pursuant to the cashless exercise were immediately sold to the Issuer at a price of $72.75 per share.

James R. Elsesser, Vice President and Chief Financial Officer of Ralston, beneficially owns 24,550 shares of the outstanding Common Stock of the Issuer. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 3,300 of such shares and he shares with his wife, Lee Elsesser, the power to vote or direct the vote and to dispose or direct the disposition of 1,250 of such shares. Of the total shares beneficially owned, Mr. Elsesser owns 20,000 of such shares in connection with non-qualified stock options under which he has no power to vote or direct the vote at this time.

On September 23, 1997, the Issuer granted to Mr. Elsesser a non-qualified stock option to purchase 10,000 shares of the Issuer at an exercise price of $67.8125 per share. The option is immediately exercisable and, upon such exercise, Mr. Elsesser will have sole power to vote or direct the vote of such shares.

J. Patrick Mulcahy, co-Chief Executive Officer and co-President of Ralston, beneficially owns with his children, Elizabeth Mulcahy and Michael P. Mulcahy, 4,000 shares of the outstanding Common Stock of the Issuer and shares with them the power to vote or direct the vote and to dispose or direct the disposition of such shares. On September 25, 1997, in an open market transaction, Mr. Mulcahy and his children, Elizabeth Mulcahy and Michael P. Mulcahy, sold 6,000 shares of the outstanding Common Stock of the Issuer at a sale price of $67.8125 per share.

John H. Biggs, a Director of Ralston, owns 3,000 shares of the outstanding Common Stock of the Issuer with the sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares. On August 28, 1997, Mr. Biggs donated 2,000 shares of the outstanding Common Stock of the Issuer to a charitable trust which sold the shares on that date.

James M. Neville, Vice President and General Counsel of Ralston, no longer owns shares of the outstanding Common Stock of the Issuer. On October 2, 1997, in an open market transaction, Mr. Neville sold 500 shares of the outstanding Common Stock of the Issuer at a sale price of $72.6250 per share.

Item  6. Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
to  Securities  of          the  Issuer.
------------------          -----------

     Item 6 of Schedule 13D is amended, in pertinent part, by adding the following:

Effective September 23, 1997, Issuer granted a non-qualified stock option to James R. Elsesser in connection with his service as a non-employee director of the Issuer. The terms of the grant are described in Item 5. Mr. Elsesser has not executed an option contract in connection with the grant as of the date of this filing.

------
Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this statement is filed on behalf of each of Ralston and VCS.


Dated:    October  13,  1997

     RALSTON  PURINA  COMPANY


     Name:    Nancy  E.  Hamilton
     Title:      Vice  President,  Secretary
                 and  Senior  Counsel



     VCS  HOLDING  COMPANY


     Name:    Timothy  L.  Grosch
     Title:          Secretary

                                                                    APPENDIX I


                            RALSTON PURINA COMPANY
                            ----------------------

     Set forth below with respect to each director and executive officer of Ralston Purina Company ("Ralston") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of October 13, 1997. It will be updated when amendments to this Schedule 13D are filed.



                              EXECUTIVE OFFICERS
                              ------------------

J.  W.  Brown:    (a)  see  above;  (b)  Vice  President of Ralston; and Chief
Executive Officer and President, Protein Technologies International, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston; (c) see Item 5.

P. C. Mannix: (a) see above; (b) Vice President of Ralston; and President of the Specialty Business of Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

W.  P.  McGinnis:    (a)  see  above;  (b)  co-Chief  Executive  Officer  and
co-President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston); (c) none.

J. P. Mulcahy: (a) see above; (b) co-Chief Executive Officer and co-President of Ralston; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) see
Item  5.

J.  M.  Neville:    (a)  see  above;  (b)  Vice President, General Counsel and
Assistant  Secretary  of  Ralston;  (c)  see  Item  5.

W.  P.  Stiritz:    (a) 10401 Clayton Rd., Suite 101, St. Louis, MO 63131; (b)
Chairman  of  the  Board  of  Ralston;  (c)  see  Item  5.

                                                          APPENDIX I continued


A. M. Wray: (a) see above; (b) Vice President and Controller of Ralston; (c) none.

R.  D.  Winney:    (a)  see  above;  (b)  Treasurer  of  Ralston;  (c)  none.

N. E. Hamilton (a) see above; (b) Vice President, Secretary and Senior Counsel of Ralston; (c) none.


                                   DIRECTORS
                                   ---------


David R. Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
(b) Chairman, President and Chief Executive Officer of Beverly Enterprises, Inc.; (c) none.

John H. Biggs: (a) 730 Third Avenue, New York, New York 10017; (b) Chairman and Chief Executive Officer of TIAA-CREF; (c) see Item 5.

Donald  Danforth,  Jr.:    (a) Suite 330, 700 Corporate Park Drive, St. Louis,
Missouri  63105;  (b)  President  of  Danforth  Agri-Resources;  (c)  none.

William H. Danforth: (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262, Clayton, Missouri 63105; (b) Chairman of the Board of Washington University;
(c)  none.

David  C.  Farrell:    (a)  611  Olive  Street, St. Louis, Missouri 63101; (b)
Chairman of the Board and Chief Executive Officer of The May Department Stores Company; (c) none.

M.  Darrell  Ingram:    (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Retired
President  and  Chief  Executive  Officer  of Petrolite Corporation; (c) none.

Richard A. Liddy: (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman, President and Chief Executive Officer of General American Life Insurance Company; (c) none

John  F.  McDonnell:    (a) 1034 South Brentwood Blvd., Suite 1840, St. Louis,
Missouri 63117-1218; (b) Former Chairman of the Board and Chief Executive Officer of McDonnell Douglas Corporation; (c) none.

Katherine D. Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
(b) Former Alternate Representative of the United States to the 45th General Assembly of the United Nations; (c) none.

W.  P.  Stiritz:    (a) 10401 Clayton Rd., Suite 101, St. Louis, MO 63131; (b)
Chairman  of  the  Board  of  Ralston;  (c)  see  Item  5.

                                                          APPENDIX I continued


W.  P.  McGinnis:    (a)  see  above;  (b)  co-Chief  Executive  Officer  and
co-President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston); (c) none.

J. P. Mulcahy: (a) see above; (b) co-Chief Executive Officer and co-President of Ralston; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) see
Item  5.


                              VCS HOLDING COMPANY
                              -------------------

     Set forth below with respect to each director and executive officer of VCS Holding Company ("VCS") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not VCS) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of October 13, 1997. It will be updated when amendments to this Schedule 13D are filed.


                              EXECUTIVE OFFICERS
                              ------------------

J. R. Elsesser, Chief Executive Officer and President: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) see
Item  5.

P.  C.  Fulweiler,  Vice  President:    (a)  222  Delaware Avenue, 17th Floor,
Wilmington,  Delaware  19801;  (b)  Vice  President  and  Department  Manager,
Corporate  Financial  Services  of  PNC  Bank;  (c)  none.

J. P. Mulcahy, Vice President: (a) see above; (b) co-Chief Executive Officer and co-President of Ralston Purina Company; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston Purina Company); (c) see Item 5.

J. M. Neville, Vice President: (a) see above; (b) Vice President, General Counsel and Assistant Secretary of Ralston Purina Company; (c) see Item 5.

     APPENDIX  I  continued

T. L. Grosch, Secretary: (a) see above; (b) Deputy General Counsel, Ralston Purina Company; (c) none.

M. J. Costello, Vice President and Assistant Secretary: (a) see above; (b) International Counsel, Ralston Purina Company; (c) none.

R.  D.  Winney:    (a) see above; (b) Treasurer of Ralston Purina Company; (c)
none.


                                   DIRECTORS
                                   ---------

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) see Item 5.

P.  C.  Fulweiler:   (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware
19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

R.  D.  Winney:    (a) see above; (b) Treasurer of Ralston Purina Company; (c)
none.


i:/sec/13da-7.doc